SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For the month of January, 2005

of Chile, Bank
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82- ____.)

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter sent today to the Chilean Superintendency of Banks, the Chilean Superintendency of Securities and Insurance and Chilean stock exchanges, informing the existence of targeted examinations with respect to the U.S. branches of the Bank.

Santiago, January 21, 2005

Mr.
Enrique Marshall Rivera
Superintendent of Banks
And Financial Institutions

Mr. Superintendent:

According to Articles 9 and 10 of the Securities Law N° 18,045 the Bank hereby informs you of the following essential information regarding Banco de Chile:

The Office of the Comptroller of the Currency (OCC) is conducting a targeted examination of the New York Branch of Banco de Chile to determine the Bank’s compliance with U.S. Bank Secrecy Act and anti-money laundering requirements with respect to certain accounts of the New York Branch. The Federal Reserve Bank of Atlanta is also conducting a targeted examination with respect to certain accounts of the Bank’s Miami Branch. The Bank is cooperating fully with these examinations. In connection with its examination, the OCC has designated the New York Branch to be in such a condition that it must obtain prior approval from the OCC before making new appointments of certain senior executive officers. The ongoing examinations are likely to result in additional supervisory actions by the OCC and the Federal Reserve Bank of Atlanta, which could include operating restrictions and the assessment of monetary penalties, although the extent of such actions or penalties cannot be determined at this time.

       Sincerely,

 Pablo Granifo Lavin
Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 21, 2005

Banco de Chile

By:	/S/ Pablo Granifo L.
By: Pablo Granifo Lavin Chief Executive Officer